FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For September 20, 2011

Euro Tech Holdings Company Limited

(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-                     .

Item 3.01.   Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On September 20, 2011, Euro Tech Holdings Company Limited  (the “Company”) received a deficiency letter from the NASDAQ OMX (the “Exchange”) notifying the Company that because it has not maintained a bid price of $1 per share for the last 30 consecutive business days, it was not in compliance with Sections 5810 of the NASDAQ Listing Rules (the “Listing Rules”).

In order to maintain its listing, the Company must regain compliance in a period of 180 calendar days (“Compliance Period”). As previously announced, the Company has taken action to prepare and effect a reverse stock split, which it currently expects to complete in the Compliance Period in order to meet the minimum bid price requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

	By:	/s/T.C. Leung
T.C. Leung,
Chief Executive Officer and Chairman of the Board of Directors

September 26, 2011